UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32375

Comstock Holding Companies, Inc.
(Exact Name of Registrant as Specified in its Charter)

1900 Reston Metro Plaza, 10th Floor
Reston, Virginia 20190
(703) 230-1985
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights (1)
(Title of each class of securities covered by this Form)
Class A Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMSTOCK HOLDING COMPANIES, INC.(Registrant)

Date: March 27, 2025	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Chairman and Chief Executive Officer

(1)
The Preferred Stock Purchase Rights (the “Purchase Rights”) expired on March 27, 2025 pursuant to the terms of the Section 382 Rights Agreement dated as of March 27, 2015 between the Company and American Stock Transfer & Trust Company, LLC, filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed March 27, 2015.